UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549-1004





                         FORM U-9C-3


             QUARTERLY REPORT PURSUANT TO RULE 58


        For the quarterly period ended March 31, 1999





                     Northeast Utilities
             ------------------------------------
             (Name of registered holding company)





               Selden Street, Berlin, CT. 06037
           ----------------------------------------
           (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000





                    GENERAL INSTRUCTIONS

A. Use of Form

   1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

   2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

   3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

   4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

   1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

   2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

   This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.).
   A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

   As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.


ITEM 1 - ORGANIZATION CHART
---------------------------
Instructions
------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

----------------------------------------------------

                                                    Percentage                       Activities
                  Energy                            of Voting                        reported
Name of           or Gas  Date of      State of     Securities        Nature of      during the
Reporting Co.     Related Organization Organization Held              Business       period
----------------- ------- ------------ ------------ ----------------- -------------- ----------
NU                Holding 1/4/99       Connecticut  100% by           Unregulated       (A)
Enterprises, Inc.                                   Northeast         businesses
(New)                                               Utilities         holding
                                                                      company


Select            Energy  9/26/96      Connecticut  100% by           Invest in         (B)
Energy, Inc.                                        NU                energy-related
                                                    Enterprises, Inc. activities

Select            Gas     3/17/99      Connecticut  100% by           Invest in         None
Energy                                              NU                gas-related
Portland                                            Enterprises, Inc. activities
Pipeline, Inc.
(New)

Northeast         Energy  1/4/99       Connecticut  100% by           Invest in         (C)
Generation                                          NU                energy-related
Services                                            Enterprises, Inc. activities
Company
(New)


(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. is a retail energy services and power marketing company. Select Energy received approval from the Federal Energy Regulatory Commission to become a competitive wholesale power marketer effective December 1, 1998. As a result, Select Energy provides both wholesale and retail energy, and energy services.

     Select Energy participates in retail pilot programs and open-access retail electricity markets in the Northeast. Select markets natural gas as well as energy-related products and services in order to enhance its core electricity service and customer relationships. These services include energy services, productivity, business and financial, and residential services. Select Energy is a registered electricity supplier in the states of Rhode Island, Massachusetts, New Hampshire, New York and Pennsylvania. Select Energy is a registered gas marketer in the state of Connecticut and also with certain local distribution companies in Massachusetts and Rhode Island.

(C) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey manage and operate services (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------

                                                   Person
Company       Type of  Principal                  to Whom    Collateral Consideration Company      Amount of
Issuing       Security Amount of Issue or Cost of Security   Given With Received for  Contributing Capital
Security      Issued   Security  Renewal  Capital Was Issued Security   Each Security Capital      Contribution
------------- -------- --------- -------- ------- ---------- ---------- ------------- ------------ ------------
Select
Energy, Inc.   No transactions this quarter

Select
Energy                                            NU
Portland       Common                             Enterprises,
Pipeline, Inc. Stock    $100      Issue    N/A    Inc.          N/A        $10,000       N/A          N/A

Northeast
Generation                                        NU
Services       Common                             Enterprises,
Company        Stock    $100      Issue    N/A    Inc.          N/A        $10,000       N/A          N/A




ITEM 3 - ASSOCIATE TRANSACTIONS

------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.



                                                              Total Amount
                                                                 Billed*
Reporting               Associate
Company                 Company      Types of                 Three Months
Rendering               Receiving    Services                    Ended
Services                Services     Rendered                March 31, 1999
----------------------- ------------ --------------          --------------
                                                               (Thousands
                                                               of Dollars)

Select Energy, Inc.     Northeast    Gas Services                      $8
                        Utilities                            =============
                        Service
                        Company

Part II - Transactions performed by associate companies on behalf of reporting companies.


                                                             Total Amount
                                                                Billed*
Associate               Reporting
Company                 Company      Types of                Three months
Rendering               Receiving    Services                    ended
Services                Services     Rendered                March 31, 1999
----------------------- ------------ --------------          --------------
                                                              (Thousands
                                                              of Dollars)

Northeast Utilities     Select       Supplies centralized
 Service Company        Energy, Inc. accounting,
                                     administrative, data
                                     processing, engineering,
                                     financial, legal,
                                     operational, planning,
                                     purchasing and other
                                     services                       6,154

                                     Purchased power               79,428
                                     Special deposits                 644
                                     Miscellaneous                    636
                                                             -------------
                                             Total                $86,862
                                                             =============

Public Service Company  Select       Marketing services                14
 of New Hampshire       Energy, Inc. Power sales agreement            937
                                                             -------------
                                             Total                   $951
                                                             =============

HEC INC.                Select       Consulting and
                        Energy, Inc. Engineering services             $86
                                                             =============

Northeast Utilities     Northeast    Supplies centralized
 Service Company        Generation   accounting,
                        Services     administrative, data
                        Company      processing, engineering,
                                     financial, legal,
                                     operational, planning,
                                     purchasing and other
                                     services                         954

                                     Miscellaneous                     13
                                                             -------------
                                             Total                   $967
                                                             =============
* 'Total Amount Billed' is direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 3/31/99   $5,589,068          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          838,360          line 2

Greater of $50 million or line 2                              838,360 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                                   547
   Northeast Generation Services Company                (580)
                                                  -----------         line 4
   Total current aggregate investment                             (33)
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the              line 5
registered holding company system                            $838,393
                                                             =========


Investments in gas-related companies:
------------------------------------


Total current aggregate investment:
 (categorized by major line of
  gas-related business):
   Select Energy Portland Pipeline, Inc.                 $10
                                                  -----------
   Total current aggregate investment                             $10
                                                             =========




ITEM 5 - OTHER INVESTMENTS

------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
------------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ------------------------


NONE





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-----------------------------------------------------------------------------
Instructions
------------

A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
-----------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of March 31, 1999
     Income Statement-Three months ended March 31, 1999

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of March 31, 1999
     Income Statement-No activity as of March 31, 1999

   Northeast Generation Services Company:
     Balance Sheet - As of March 31, 1999
     Income Statement-Three months ended March 31, 1999

   Northeast Utilities (PARENT):
     Balance Sheet - As of March 31, 1999
     Income Statement-Three months ended March 31, 1999

B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 *   Northeast Utilities Service Company (NUSCO) Service Contract
            dated as of October 7, 1996 between NUSCO and NUSCO Energy
            Partners, Inc. (Filed quarter ended June 30, 1997)

6.B.1.2 **  Bulk Power Supply Service Agreement dated as of May 27, 1996, between Public Service Company of New Hampshire (PSNH) and PSNH Energy. (Filed quarter ended June 30, 1997)

6.B.1.3 *** Retail Competition Pilot Program Service Agreement dated as of June 12, 1996 between PSNH and PSNH Energy. (Filed quarter ended June 30, 1997)

6.B.1.4 Amendment to Bulk Power Supply Service Agreement dated as of May 29, 1998 between Public Service Company of New
            Hampshire and Select Energy, Inc. (Filed quarter ended
            June 30, 1998)

6.B.1.5 Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, and Select Energy, service under Tariff No. 6, effective June 1, 1998. (Filed quarter ended June 30, 1998)

6.B.1.6 Northeast Utilities Service Company, acting as agent for the Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Holyoke Power and Electric Company and Public Service Company of New Hampshire, and Select Energy, service under Tariff No. 7, effective June 1, 1998. (Filed quarter ended June 30, 1998)

6.B.1.7 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b). (Filed quarter ended September 30, 1998)

6.B.1.8 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b). (Filed quarter ended September 30, 1998)

6.B.1.9 Northeast Utilities Service Company (NUSCO) Service Contract dated as of March 17, 1999 between NUSCO and Select Energy Portland Pipeline, Inc.

6.B.1.10 Northeast Utilities Service Company (NUSCO) Service Contract dated as of January 4, 1999 between NUSCO and Northeast Generation Services Company.

6.B.1.11 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.12 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).


-------------------
* NUSCO Energy Partners, Inc. changed its name to Select Energy, Inc.

** Select Energy, Inc. subsequently acquired PSNH Energy's interest in these contracts.

*** PSNH Energy was a trade name of NUSCO Energy Partners, Inc. and is a trade name of Select Energy, Inc.

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

            Mr. Robert J. Murphy
            Executive Secretary
            Department of Public Utility Control
            10 Franklin Square
            New Britain, CT  06051

            Ms. Mary L. Cottrell, Secretary
            Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
            Boston, MA  02202

            Mr. Thomas B. Getz
            Executive Director and Secretary
            State of New Hampshire
            Public Utilities Commission
            8 Old Suncook Road, Building One
            Concord, NH  03301-7319


SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                    March 31,
                                                      1999
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Fixed Assets:
  Work in progress                               $       2,011
                                                 --------------
Other Investments:
  Special Deposits                               $       3,146
                                                 --------------
Current Assets:
  Cash                                           $         783
  Accounts receivable                                   24,505
  Taxes receivable                                      11,839
  Accrued Utility Revenue                                7,848
  Prepayments and other                                    785
                                                 --------------
                                                        45,760
                                                 --------------
Deferred Charges:
  Accumulated deferred income taxes                         69
  Unamortized debt expense                                 591
                                                 --------------
                                                           660
                                                 --------------


       Total Assets                              $      51,577
                                                 ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                                    March 31,
                                                      1999
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares                    $        -
  Capital surplus, paid in                              21,051
  Retained earnings                                    (20,504)
                                                 --------------
    Total capitalization                                   547
                                                 --------------

Current Liabilities:
  Accounts payable                                      26,065
  Accounts payable to associated companies              24,709
  Accrued taxes                                             20
  Accrued interest                                          31
  Other                                                    151
                                                 --------------
                                                        50,976
                                                 --------------

Deferred Credits:
  Other                                                     54
                                                 --------------
                                                            54
                                                 --------------

    Total Capitalization and Liabilities         $      51,577
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                     Three Months
                                         Ended
                                       March 31,
                                         1999
                                    --------------
                                      (Thousands
                                      of Dollars)

Operating Revenues                  $      86,430
                                    --------------
Operating Expenses:
  Operation
      Purchased power - energy             66,211
      Other                                26,100
  Maintenance                                  17
  Federal and state income taxes           (2,480)
  Taxes other than income taxes               489
                                    --------------
       Total operating expenses            90,337
                                    --------------
Operating Loss                             (3,907)
                                    --------------
Other Income:
  Other, net                                  106
                                    --------------
       Other income, net                      106
                                    --------------

       Loss before interest charges        (3,801)
                                    --------------

Interest Charges:
  Interest on long-term debt                   66
  Other interest                              383
                                    --------------
        Interest charges                      449
                                    --------------

Net Loss                            $      (4,250)
                                    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)




                                                    March 31,
                                                      1999
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $          10
                                                 --------------
                                                            10
                                                 --------------

       Total Assets                              $          10
                                                 ==============



CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares                    $        -
  Capital surplus, paid in                                  10
                                                 --------------
    Total capitalization                                    10
                                                 --------------


    Total Capitalization and Liabilities         $          10
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)




                                                March 31,
                                                  1999
                                             --------------
                                               (Thousands
                                               of Dollars)
ASSETS
------
Current Assets:
  Taxes receivable                                     402
                                             --------------
                                                       402
                                             --------------

       Total Assets                          $         402
                                             ==============




CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares                $        -
  Capital surplus, paid in                              10
  Retained earnings                                   (590)
                                             --------------
    Total capitalization                              (580)
                                             --------------

Current Liabilities:
  Accounts payable                                     531
  Accounts payable to associated companies             451
                                             --------------
                                                       982
                                             --------------


    Total Capitalization and Liabilities     $         402
                                             ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)




                                    Three Months
                                        Ended
                                      March 31,
                                        1999
                                   --------------
                                     (Thousands
                                     of Dollars)

Operating Revenues                 $       -
                                   --------------

Operating Expenses:
  Operation and maintenance                  896
  Federal and state income taxes            (400)
  Taxes other than income taxes              101
                                   --------------
       Total operating expenses              597
                                   --------------
Operating Loss                              (597)


Other, net                                     7
                                   --------------
Net Loss                           $        (590)
                                   ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            March 31,
                                                              1999
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,148,430
  Investments in transmission companies, at equity......        17,931
  Other, at cost........................................            59
                                                         --------------
                                                             2,166,420
                                                         --------------


Current Assets:
  Notes receivable from affiliated companies............        63,100
  Notes and accounts receivables........................           495
  Accounts receivable from affiliated companies.........           577
  Taxes receivable......................................         9,672
  Prepayments...........................................            24
                                                         --------------
                                                                73,868
                                                         --------------


Deferred Charges:
  Accumulated deferred income taxes.....................         5,096
  Unamortized debt expense..............................            73
  Other.................................................           533
                                                         --------------
                                                                 5,702
                                                         --------------


      Total Assets...................................... $   2,245,990
                                                         ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           March 31,
                                                             1999
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value--Authorized
   225,000,000 shares; 137,120,608 shares issued and
   131,187,105 shares outstanding...................... $     685,603
  Capital surplus, paid in.............................       939,674
  Deferred benefit plan--employee stock
   ownership plan......................................      (137,334)
  Retained earnings....................................       579,213
  Accumulated other comprehensive income...............         1,524
                                                        --------------
    Total common shareholders' equity..................     2,068,680
  Long-term debt.......................................       152,000
                                                        --------------

         Total capitalization..........................     2,220,680
                                                        --------------

Current Liabilities:
  Accounts payable.....................................           773
  Accounts payable to affiliated companies.............           941
  Long term debt--current portion......................        19,000
  Accrued interest.....................................         4,195
                                                        --------------
                                                               24,909
                                                        --------------

Other Deferred Credits.................................           401
                                                        --------------

      Total Capitalization and Liabilities............. $   2,245,990
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                       Three Months
                                                          Ended
                                                         March 31,
                                                           1999
                                                      --------------
                                                       (Thousands
                                                       of Dollars)

Operating Revenues..................................  $        -
                                                      --------------

Operating Expenses:
  Operation expense.................................          1,553
  Federal and state income taxes....................         (1,562)
  Taxes other than income taxes.....................              1
                                                      --------------
       Total operating expenses.....................             (8)
                                                      --------------

Operating Income....................................              8
                                                      --------------

Other Income:
  Equity in earnings of subsidiaries................         20,947
  Equity in earnings of transmission companies......            735
  Other, net........................................            615
                                                      --------------
       Other income, net............................         22,297
                                                      --------------

       Income before interest charges...............         22,305
                                                      --------------

Interest Charges:
  Interest on long-term debt........................          3,762
  Other interest....................................             99
                                                      --------------
        Interest charges............................          3,861
                                                      --------------

Net Income for Common Shares........................  $      18,444
                                                      ==============

Earnings per Common Shares..........................  $        0.14
                                                      ==============

Common Shares Outstanding (average)                     131,110,491
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.



                          Northeast Utilities
                          Select Energy, Inc.
                   Select Energy Portland Pipeline, Inc.
                   Northeast Generation Services Company



                       Notes to Financial Statements


1.   About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts
Electric Company (WMECO).   Another wholly owned subsidiary, North Atlantic
Energy Corporation (NAEC), sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant to PSNH under two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), is also engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

Charter Oak Energy, Inc. (COE), HEC Inc. (HEC), Mode 1 Communications, Inc, (Mode 1), Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), NU Enterprises, Inc. (NUEI), Northeast Generation Company (NG) and Northeast Generation Services Company (NGS) are other NU system companies which engage in a variety of activities.

Directly and through subsidiaries, COE has an investment in a foreign utility company as permitted under the Energy Policy Act of 1992. This investment is accounted for on an equity basis based upon COE's level of participation.
NU has put COE up for sale.

HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers. Mode 1 and Select Energy develop and invest in telecommunications and in energy-related activities, respectively.

During the first quarter of 1999, NU established three new subsidiaries:
NUEI, NG and NGS. Directly or through multiple subsidiaries, these entities will engage in a variety of energy-related activities, including the acquisition and management of non-nuclear generating plants. NUEI, a direct subsidiary of the NU system, acts as the holding company for the system's unregulated businesses. Also, as of January 4, 1999, NU transferred three subsidiaries, Select Energy, HEC and Mode 1 to NUEI.

During March 1999, NU also formed SEPPI, a single-purpose subsidiary of NUEI, for the purpose of acquiring a 5 percent partnership interest in the Portland Natural Gas Transmission System Partnership (PNGTS).

2.  About Select Energy, Inc.

NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy, Inc. Select Energy received approval from the Federal Energy Regulatory Commission to become a competitive wholesale power marketer effective December 1, 1998. Select Energy is a subsidiary of NUEI.

Select Energy serves as a vehicle for participation in retail pilot competition programs and open-access retail and wholesale electric markets in the Northeast and other areas of the country as appropriate. In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service and customer relationships. Select Energy has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency and load management services.

3.  About Northeast Generation Services, Inc.

NGS, another subsidiary of the NUEI, was formed on January 4, 1999. NGS provides management, operations, and maintenance services to the electric generation market and industrial and large commercial customers in the 11-state region. NGS also provides consulting services which includes engineering, construction management, permitting and compliance management.

4.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

5. Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

6.  Special Deposits

Special deposits include amounts representing collateral posted by the company should Select Energy become delinquent in payments under its various power purchase and sales agreements. The balance of special deposits on Select's balance sheets at March 31, 1999 was approximately $3.1 million.





                QUARTERLY REPORT OF SELECT ENERGY, INC.

                            SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: May 28, 1999
                  -----------------------------





                       NORTHEAST UTILITIES SERVICE COMPANY
                                 SERVICE CONTRACT


AGREEMENT made and entered into as of the 17th day of March, 1999, by and between NORTHEAST UTILITIES SERVICE COMPANY (hereinafter referred to as Service Company) and SELECT ENERGY PORTLAND PIPELINE, INC. (hereinafter referred to as Associate Company).

WHEREAS, by order in File No. 37-65, the Securities and Exchange Commission (hereinafter referred to as SEC) approved and authorized, under the Public Utility Holding Company Act of 1935 (hereinafter referred to as the Act), the organization and conduct of business of Service Company in accordance herewith, as a wholly owned subsidiary service company of Northeast Utilities (hereinafter referred to as Northeast); and

WHEREAS, Service Company is willing to render services as provided herein to Northeast and its associated subsidiaries (hereinafter collectively referred to as the System) at cost, determined in accordance with applicable rules and regulations under the Act; and

WHEREAS, economies, increased efficiencies and other benefits will result to the System from the performance by Service Company of services as herein provided:

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, it is agreed as follows:

                      Section 1.  Agreement to Furnish Services.

Service Company agrees to furnish to Associate Company and other System companies, upon the terms and conditions herein provided, the services hereinafter referred to in Section 2 hereof at such times and for such periods as may be required, and Service Company will, as and to the extent required to provide such services to the System, keep itself and its personnel available and competent to render such services to the System so long as it is authorized so to do by federal and state regulatory agencies having jurisdiction.

For the purpose of providing services as herein provided, Service Company proposes to establish various departments, one or more of which will participate in providing particular services hereinafter described. Service Company reserves to itself the privilege, without amendment hereof or express prior agreement by Associate Company or other System companies, from time to time to establish new departments, to subdivide or otherwise reorganize any of the departments established by it, and to reallocate services among various departments.

Service Company will provide for Associate Company and other System companies as required such other services not referred to in Section 2 hereof as Service Company may conclude it may furnish with economies and increased efficiencies to the System or such other services as Associate Company or other System companies may require and Service Company is competent to perform.

Services will also be furnished to other System companies under agreements similar in all respects hereto and may also be furnished, in Service Company's discretion, to others, provided that by so doing the cost of services to Associate Company or other System companies will not be increased.

In supplying services hereunder, Service Company may arrange for services of such executives, financial advisers, accountants, attorneys, technical advisers, engineers and other persons as are required for or pertinent to the rendition of such services.

                       Section 2.  Services to be Performed.

Subject to the provisions of Section 1 hereof, Service Company will provide to Associate Company and other System companies the following services:

(A) General System Management: Executive, administrative, managerial, coordinating and advisory services, particularly with respect to the formulation and effectuation of policies and programs affecting or relating to the System as a whole, including financial, accounting, and economic policies and programs, power supply, public and employee relations, regulation, contractual arrangements, administrative and other proceedings, industry-wide activities and like matters.

(B) Other Functions and Activities: Studying, planning, advise, assistance, guidance, supervision, direction, administration, maintenance, handling, performance and operation, as may be required, in connection with the following functions and activities:

     (i) Corporate and Secretarial: Policies and practices relating to the performance of corporate secretarial functions and activities, including the preparation and maintenance of official corporate records, reports, minutes and correspondence in accordance with assigned responsibilities and duties.

    (ii) Financial Planning: Financial structures; financial programs to raise funds required or to effect savings through refinancing; relations with commercial banks and negotiation of short-term borrowings; relationships with investment bankers, analysts, analyst societies, securities holders, stock holders, stock exchanges and indenture trustees, transfer agents and registrars; general treasury, banking and financial matters.

   (iii) Accounting: General accounting, customer accounting and related records; depreciation, accounting procedures and practices to improve efficiency; internal auditing, relations with independent auditors and appearances before and requirements of regulatory bodies with respect to accounting matters; and financial and operating reports and other statistical matters and analyses thereof.

    (iv) Taxes: Consolidated and other income tax returns and other federal, state and municipal tax returns, and all matters related thereto, including relations with the Internal Revenue Service and other taxing authorities, the examination and processing of tax returns, assessments and claims, and developments in federal, state and municipal taxes.

     (v) Insurance: Insurance programs and matters, including pension and other employee benefit plans and programs; and relations with insurance brokers and agents.

    (vi) Budgets: Operating, construction and cash budgets, and similar studies or documents, including estimates and other information required therefor or related thereto.

   (vii)  Data Processing:  Computer and other data processing activities.

  (viii) Bulk Power Supply: The bulk power supply system from sources of supply through to bulk substations, to achieve reliable service at minimum cost, including forecasts of electric loads; power supply arrangements among System companies; power supply relations with other utilities; forecasts of gas requirements and the procurement of gas supplies; design, engineering and scheduling of electric and gas production and transmission facilities; the design, engineering and scheduling of major and unusual distribution facilities; and System electric load dispatching operations and related matters.

    (ix) Engineering Research and Standardization: Engineering activities in the fields of research, design, construction and standardization; technical specifications and standard designs for and procedures and methods of utilizing materials, equipment and associated services; technical support and engineering as required in all areas of the System's operations.

     (x) System Operations: Electric and gas operations, including production, transmission and distribution of electricity and gas; the construction, operation and maintenance of electric and gas facilities; and in general all electric and gas construction, maintenance and operating activities.

    (xi) Other Administrative Services: Management-union and all other employee relation activities, including the definition of major organizational responsibilities and the translation of those responsibilities into effective organization structures; employee welfare and other programs and problems; business methods and procedures; and transportation activities and matters.

   (xii) Purchasing and Stores: The purchasing and handling of materials and supplies, fuel and equipment, including such activities as buying, traffic, expediting and stock control, and scrap and salvage sales; major and long-term purchase contracts pertaining to the foregoing; and contacts with market conditions and principal suppliers.

  (xiii) Commercial Activities: Electric, gas and other sales; customer service facilities; rate matters and rate structures; and area development plans and activities.

   (xiv) Marketing and Sales Activities: Marketing, sales and pricing strategies and plans; market research and support activities; technical services; new business and product development; trade ally and strategic alliance services; and marketing and sales training and support.

(C) Officers and other employees of Service Company will, on request of Associate Company, serve, without charge other than as herein provided, as officers or representatives of such Company.

                Section 3.  Agreement to Take and Pay for Services

Associate Company agrees to take from Service Company such of the services to be performed by Service Company as may be required and to pay to Service Company the cost of such services determined as herein provided. It is the intent of this Agreement that the payment for services rendered by the Service Company to the System shall cover all the costs of its doing business (less credits for services to others and any other miscellaneous income items), including reasonable compensation for necessary capital as permitted by Rule 91 of the SEC under the Act. The methods and procedure for determining the cost of services performed for Associate Company are set forth in Appendix A hereto.

Bills will be rendered for each calendar month on or before the twentieth day of the succeeding month and will be payable on presentation and not later than the last day of that month. Monthly charges may be made in whole or in part for particular expenses on an estimated basis, subject to adjustment, so that all charges for services during a calendar year will be made on an actual basis.

                Section 4.  Effective Date; Term; and Cancellation.

This Agreement shall become and be effective as of the date hereof and it shall continue in effect, unless sooner terminated as herein provided, for a period of one year. It may be renewed from time to time for similar one-year periods by mutual agreement. This Agreement shall also be subject to termination and shall terminate, without any action by either of the parties, to the extent and from the time that performance may conflict with the Act or with any rule, regulation or order of the SEC adopted before or after the making hereof.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, by their respective officers thereunto duly authorized, all as of the day and year first above written.

                           NORTHEAST UTILITIES SERVICE COMPANY


                           By:  _______________________________
                           Michael G. Morris
                           Chairman, President and
                           and Executive Officer

Attest:

____________________________
Assistant Secretary


                           SELECT ENERGY PORTLAND PIPELINE, INC.


                           By:  ____________________________
                           David R. McHale
                           Vice President and Treasurer

Attest:

____________________________
Assistant Secretary





                                 APPENDIX A

                    DESCRIPTION OF METHODS AND PROCEDURE
                       FOR ALLOCATING COST OF SERVICES



JOB OR WORK ORDERS FOR SERVICE

There shall be job or work orders covering services to be performed for Associate Company or other System companies. These orders may be either general or specific. Services of a continuing nature, such as accounting, financial planning and dispatching, will be covered by general job or work orders; specific job or work orders will cover such things as issues of securities, special studies or construction projects. General orders, as well as specific orders, will specify the nature of the services to be performed thereunder in sufficient detail that charges therefor may be determined as herein provided and properly accounted for by the Associate Company under its prescribed Uniform System of Accounts.

CHARGES FOR SERVICES

General

Charges for services rendered to Associate Company and other System companies will be made on the bases of benefits conferred and of actual cost (including reasonable compensation for necessary capital as permitted by Rule 91 of the SEC under the Act), fairly and equitably allocated.

Specific Services

Charges for specific services performed will be made to the appropriate specific job or work order number assigned to accumulate the charges applicable to the particular activity. These charges will include both direct and indirect costs involved in providing the specific services.

General Services

Charges for general services performed will be made to the appropriate general job or work order number assigned to accumulate the charges applicable to the particular activity. These charges will include both direct and indirect costs involved in providing the general services.

NATURE OF CHARGES AND METHOD OF ALLOCATION

Direct Charges

Direct charges consist of those costs which can practicably be recorded separately and identified not only by job or work order number and department but also as to source, such as time reports for each employee, vehicle reports, invoices and other source documents. Time reports will be maintained for each employee, including officers, in such detail as may be appropriate for such employee and the nature of the services performed. Employees (other than stenographic, secretarial, clerical, and other workers engaged in rendering support services) will record on their time reports hours chargeable to the appropriate job or work order numbers and the nature of the work performed.

Northeast will be charged with 25% of the costs chargeable to job or work orders for general services not of an operating or functional nature related primarily to the System subsidiary companies but primarily of benefit to and performed for Northeast and the System as a whole. The balance of the charges to such job or work orders will be allocated to among System subsidiary companies as provided hereafter under "Charges to System Companies
- General Services."

Indirect Charges or Overhead Expenses

Indirect charges or overhead expenses consist of all costs of the Service Company, other than direct charges described above. These charges may be classified into the following two general categories:

1. General Service Company Overheads - These charges include costs which cannot be identified as applicable to either a particular job or work order number or department and which must be allocated to the various Service Company departments on a fair and equitable basis. The following items are illustrative, and not all-inclusive, of the types of costs which may be so-allocated to the extent above provided: rents; office supplies and expenses; depreciation; building operation and maintenance; insurance; reasonable compensation for necessary capital; general services, such as stenographic, files, mail, etc., including salaries, employee benefits, and expenses of related employees; and other general overheads.

    These overhead costs will be allocated to each department on the basis of functional relationship, such as number of personnel, space occupied, use, etc.

2. Department Overheads - These charges include costs which can be identified as applicable to a particular department but which cannot be directly associated with a particular job or work order number. These costs will consist of the following:

    (a) Wages and salaries of stenographic, secretarial, clerical and other workers in the department engaged in rendering support services.

    (b) Lost or nonproductive time for vacations, personal time off, sickness, holidays, etc., of all employees in department.

    (c) Payroll-related Federal and State taxes and group benefit plans for pension, life insurance, hospitalization and medical, etc., of all employees in department.

    (d) Miscellaneous supplies and expense.

    (e) General Service Company overheads allocated to the particular department as set forth in item 1 above.

    The indirect charges of a particular department, as outlined in this item 2, will be distributed to the active specific or general job or work orders for which work is being performed by that department on the same proportionate basis as the actual direct payroll charges of that department.

CHARGES TO OTHER THAN SYSTEM COMPANIES

Services performed for other than System companies will be billed and paid for by them on an appropriate basis. All amounts so billed will be credited to the appropriate job or work orders before any charges are made therefrom to System companies.

CHARGES TO SYSTEM COMPANIES

Specific Services

Charges for specific services recorded in the appropriate job or work order numbers including overhead items, will be billed to the company or companies for whom the services are performed.

General Services

Charges for general services recorded in the appropriate job or work order numbers, including overhead items, will be allocated among System subsidiary companies on one of the following bases determined on the basis of functional relationship to be the most fair and equitable:

1. Revenues - The relation of each company's gross operating revenues (electric, gas or total, as may be appropriate) to the sum of the operating revenues of all System companies (electric, gas or total, as may be appropriate) for the preceding calendar year.

2. Electric Peak Load - The relation of each company's annual electric peak load to the combined electric peak load of all System companies for the preceding calendar year.

3. Peak Day Sendout - The relation of each company's gas peak day sendout to the combined gas peak day sendout of all System companies for the preceding calendar year.

4. Customers Billed - The relation of each company's total customers billed to the combined total customers billed of all System companies for the preceding calendar year.

5. Other - Such other basis or bases as experience may show will provide, on a functional relationship, a more fair and equitable allocation of particular charges than any of the foregoing.

DEPARTMENT COST CONTROLS

Annual operating budgets, on a departmental basis, will be used and costs will be controlled independently for each department so as to maintain a periodic check on the balances, if any, over or underbilled to insure that services rendered are being billed at cost. Each department will be charged with all of its expenses, including overhead items allocated to it, and will be credited with amounts billed from the department for services rendered. The accounts of each department will be maintained so as to be substantially in balance at all times. Accordingly, semiannual reviews will be made of balances to determine to what extent the billings should be adjusted to reflect actual cost.

BILLING

Bills will be provided Associate Company in sufficient detail so as to identify the services rendered and permit proper accounting distribution of the charges under the Associate Company's prescribed Uniform System of Accounts. Detail on the bill will include: (1) Department; (2) Function or type of service; (3) Nature of charges, whether direct or indirect (overhead); and (4) Source of charges, if direct.






                   NORTHEAST UTILITIES SERVICE COMPANY
                             SERVICE CONTRACT



AGREEMENT made and entered into as of the 4th day of January, 1999, by and between NORTHEAST UTILITIES SERVICE COMPANY (hereinafter referred to as Service Company) and NORTHEAST GENERATION SERVICES COMPANY (hereinafter referred to as Associate Company).

WHEREAS, by order in File No. 37-65, the Securities and Exchange Commission (hereinafter referred to as SEC) approved and authorized, under the Public Utility Holding Company Act of 1935 (hereinafter referred to as the Act), the organization and conduct of business of Service Company in accordance herewith, as a wholly owned subsidiary service company of Northeast Utilities (hereinafter referred to as Northeast); and

WHEREAS, Service Company is willing to render services as provided herein to Northeast and its associated subsidiaries (hereinafter collectively referred to as the System) at cost, determined in accordance with applicable rules and regulations under the Act; and

WHEREAS, economies, increased efficiencies and other benefits will result to the System from the performance by Service Company of services as herein provided:

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, it is agreed as follows:

                   Section 1.  Agreement to Furnish Services.

Service Company agrees to furnish to Associate Company and other System companies, upon the terms and conditions herein provided, the services hereinafter referred to in Section 2 hereof at such times and for such periods as may be required, and Service Company will, as and to the extent required to provide such services to the System, keep itself and its personnel available and competent to render such services to the System so long as it is authorized so to do by federal and state regulatory agencies having jurisdiction.

For the purpose of providing services as herein provided, Service Company proposes to establish various departments, one or more of which will participate in providing particular services hereinafter described. Service Company reserves to itself the privilege, without amendment hereof or express prior agreement by Associate Company or other System companies, from time to time to establish new departments, to subdivide or otherwise reorganize any of the departments established by it, and to reallocate services among various departments.

Service Company will provide for Associate Company and other System companies as required such other services not referred to in Section 2 hereof as Service Company may conclude it may furnish with economies and increased efficiencies to the System or such other services as Associate Company or other System companies may require and Service Company is competent to perform.

Services will also be furnished to other System companies under agreements similar in all respects hereto and may also be furnished, in Service Company's discretion, to others, provided that by so doing the cost of services to Associate Company or other System companies will not be increased.

In supplying services hereunder, Service Company may arrange for services of such executives, financial advisers, accountants, attorneys, technical advisers, engineers and other persons as are required for or pertinent to the rendition of such services.

                     Section 2.  Services to be Performed.

Subject to the provisions of Section 1 hereof, Service Company will provide to Associate Company and other System companies the following services:

(A) General System Management: Executive, administrative, managerial, coordinating and advisory services, particularly with respect to the formulation and effectuation of policies and programs affecting or relating to the System as a whole, including financial, accounting, and economic policies and programs, power supply, public and employee relations, regulation, contractual arrangements, administrative and other proceedings, industry-wide activities and like matters.

(B) Other Functions and Activities: Studying, planning, advise, assistance, guidance, supervision, direction, administration, maintenance, handling, performance and operation, as may be required, in connection with the following functions and activities:

    (i) Corporate and Secretarial: Policies and practices relating to the performance of corporate secretarial functions and activities, including the preparation and maintenance of official corporate records, reports, minutes and correspondence in accordance with assigned responsibilities and duties.

   (ii) Financial Planning: Financial structures; financial programs to raise funds required or to effect savings through refinancing; relations with commercial banks and negotiation of short-term borrowings; relationships with investment bankers, analysts, analyst societies, securities holders, stock holders, stock exchanges and indenture trustees, transfer agents and registrars; general treasury, banking and financial matters.

  (iii) Accounting: General accounting, customer accounting and related records; depreciation, accounting procedures and practices to improve efficiency; internal auditing, relations with independent auditors and appearances before and requirements of regulatory bodies with respect to accounting matters; and financial and operating reports and other statistical matters and analyses thereof.

   (iv) Taxes: Consolidated and other income tax returns and other federal, state and municipal tax returns, and all matters related thereto, including relations with the Internal Revenue Service and other taxing authorities, the examination and processing of tax returns, assessments and claims, and developments in federal, state and municipal taxes.

    (v) Insurance: Insurance programs and matters, including pension and other employee benefit plans and programs; and relations with insurance brokers and agents.

   (vi) Budgets: Operating, construction and cash budgets, and similar studies or documents, including estimates and other information required therefor or related thereto.

  (vii)  Data Processing:  Computer and other data processing activities.

 (viii) Bulk Power Supply: The bulk power supply system from sources of supply through to bulk substations, to achieve reliable service at minimum cost, including forecasts of electric loads; power supply arrangements among System companies; power supply relations with other utilities; forecasts of gas requirements and the procurement of gas supplies; design, engineering and scheduling of electric and gas production and transmission facilities; the design, engineering and scheduling of major and unusual distribution facilities; and System electric load dispatching operations and related matters.

   (ix) Engineering Research and Standardization: Engineering activities in the fields of research, design, construction and standardization; technical specifications and standard designs for and procedures and methods of utilizing materials, equipment and associated services; technical support and engineering as required in all areas of the System's operations.

    (x) System Operations: Electric and gas operations, including production, transmission and distribution of electricity and gas; the construction, operation and maintenance of electric and gas facilities; and in general all electric and gas construction, maintenance and operating activities.

   (xi) Other Administrative Services: Management-union and all other employee relation activities, including the definition of major organizational responsibilities and the translation of those responsibilities into effective organization structures; employee welfare and other programs and problems; business methods and procedures; and transportation activities and matters.

  (xii) Purchasing and Stores: The purchasing and handling of materials and supplies, fuel and equipment, including such activities as buying, traffic, expediting and stock control, and scrap and salvage sales; major and long-term purchase contracts pertaining to the foregoing; and contacts with market conditions and principal suppliers.

 (xiii) Commercial Activities: Electric, gas and other sales; customer service facilities; rate matters and rate structures; and area development plans and activities.

  (xiv) Marketing and Sales Activities: Marketing, sales and pricing strategies and plans; market research and support activities; technical services; new business and product development; trade ally and strategic alliance services; and marketing and sales training and support.

(C) Officers and other employees of Service Company will, on request of Associate Company, serve, without charge other than as herein provided, as officers or representatives of such Company.

             Section 3.  Agreement to Take and Pay for Services

Associate Company agrees to take from Service Company such of the services to be performed by Service Company as may be required and to pay to Service Company the cost of such services determined as herein provided. It is the intent of this Agreement that the payment for services rendered by the Service Company to the System shall cover all the costs of its doing business (less credits for services to others and any other miscellaneous income items), including reasonable compensation for necessary capital as permitted by Rule 91 of the SEC under the Act. The methods and procedure for determining the cost of services performed for Associate Company are set forth in Appendix A hereto.

Bills will be rendered for each calendar month on or before the twentieth day of the succeeding month and will be payable on presentation and not later than the last day of that month. Monthly charges may be made in whole or in part for particular expenses on an estimated basis, subject to adjustment, so that all charges for services during a calendar year will be made on an actual basis.

             Section 4.  Effective Date; Term; and Cancellation.

This Agreement shall become and be effective as of the date hereof and it shall continue in effect, unless sooner terminated as herein provided, for a period of one year. It may be renewed from time to time for similar one-year periods by mutual agreement. This Agreement shall also be subject to termination and shall terminate, without any action by either of the parties, to the extent and from the time that performance may conflict with the Act or with any rule, regulation or order of the SEC adopted before or after the making hereof.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, by their respective officers thereunto duly authorized, all as of the day and year first above written.

                              NORTHEAST UTILITIES SERVICE COMPANY


                              By:  _______________________________
                                   Michael G. Morris
                                   Chairman, President
                                   and Chief Executive Officer

Attest:

____________________________
Assistant Secretary


                              NORTHEAST GENERATION SERVICES COMPANY


                              BY:  ____________________________
                                   Bruce D. Kenyon
                                   President and Chief Executive Officer


Attest:

____________________________
Assistant Secretary






                                   APPENDIX A

                       DESCRIPTION OF METHODS AND PROCEDURE
                         FOR ALLOCATING COST OF SERVICES



JOB OR WORK ORDERS FOR SERVICE

There shall be job or work orders covering services to be performed for Associate Company or other System companies. These orders may be either general or specific. Services of a continuing nature, such as accounting, financial planning and dispatching, will be covered by general job or work orders; specific job or work orders will cover such things as issues of securities, special studies or construction projects. General orders, as well as specific orders, will specify the nature of the services to be performed thereunder in sufficient detail that charges therefor may be determined as herein provided and properly accounted for by the Associate Company under its prescribed Uniform System of Accounts.

CHARGES FOR SERVICES

General

Charges for services rendered to Associate Company and other System companies will be made on the bases of benefits conferred and of actual cost (including reasonable compensation for necessary capital as permitted by Rule 91 of the SEC under the Act), fairly and equitably allocated.

Specific Services

Charges for specific services performed will be made to the appropriate specific job or work order number assigned to accumulate the charges applicable to the particular activity. These charges will include both direct and indirect costs involved in providing the specific services.

General Services

Charges for general services performed will be made to the appropriate general job or work order number assigned to accumulate the charges applicable to the particular activity. These charges will include both direct and indirect costs involved in providing the general services.

NATURE OF CHARGES AND METHOD OF ALLOCATION

Direct Charges

Direct charges consist of those costs which can practicably be recorded separately and identified not only by job or work order number and department but also as to source, such as time reports for each employee, vehicle reports, invoices and other source documents. Time reports will be maintained for each employee, including officers, in such detail as may be appropriate for such employee and the nature of the services performed. Employees (other than stenographic, secretarial, clerical, and other workers engaged in rendering support services) will record on their time reports hours chargeable to the appropriate job or work order numbers and the nature of the work performed.

Northeast will be charged with 25% of the costs chargeable to job or work orders for general services not of an operating or functional nature related primarily to the System subsidiary companies but primarily of benefit to and performed for Northeast and the System as a whole. The balance of the charges to such job or work orders will be allocated to among System subsidiary companies as provided hereafter under "Charges to System Companies - General Services."

Indirect Charges or Overhead Expenses

Indirect charges or overhead expenses consist of all costs of the Service Company, other than direct charges described above. These charges may be classified into the following two general categories:

1. General Service Company Overheads - These charges include costs which cannot be identified as applicable to either a particular job or work order number or department and which must be allocated to the various Service Company departments on a fair and equitable basis. The following items are illustrative, and not all-inclusive, of the types of costs which may be so-allocated to the extent above provided: rents; office supplies and expenses; depreciation; building operation and maintenance; insurance; reasonable compensation for necessary capital; general services, such as stenographic, files, mail, etc., including salaries, employee benefits, and expenses of related employees; and other general overheads.

    These overhead costs will be allocated to each department on the basis of functional relationship, such as number of personnel, space occupied, use, etc.

2. Department Overheads - These charges include costs which can be identified has applicable to a particular department but which cannot be directly associated with a particular job or work order number. These costs will consist of the following:

    (a) Wages and salaries of stenographic, secretarial, clerical and other workers in the department engaged in rendering support services.

    (b) Lost or nonproductive time for vacations, personal time off, sickness, holidays, etc., of all employees in department.

    (c) Payroll-related Federal and State taxes and group benefit plans for pension, life insurance, hospitalization and medical, etc., of all employees in department.

    (d) Miscellaneous supplies and expense.

    (e) General Service Company overheads allocated to the particular department as set forth in item 1 above.

    The indirect charges of a particular department, as outlined in this item 2, will be distributed to the active specific or general job or work orders for which work is being performed by that department on the same proportionate basis as the actual direct payroll charges of that department.

CHARGES TO OTHER THAN SYSTEM COMPANIES

Services performed for other than System companies will be billed and paid for by them on an appropriate basis. All amounts so billed will be credited to the appropriate job or work orders before any charges are made therefrom to System companies.

CHARGES TO SYSTEM COMPANIES

Specific Services

Charges for specific services recorded in the appropriate job or work order numbers including overhead items, will be billed to the company or companies for whom the services are performed.

General Services

Charges for general services recorded in the appropriate job or work order numbers, including overhead items, will be allocated among System subsidiary companies on one of the following bases determined on the basis of functional relationship to be the most fair and equitable:

1. Revenues - The relation of each company's gross operating revenues (electric, gas or total, as may be appropriate) to the sum of the operating revenues of all System companies (electric, gas or total, as may be appropriate) for the preceding calendar year.

2. Electric Peak Load - The relation of each company's annual electric peak load to the combined electric peak load of all System companies for the preceding calendar year.

3. Peak Day Sendout - The relation of each company's gas peak day sendout to the combined gas peak day sendout of all System companies for the preceding calendar year.

4. Customers Billed - The relation of each company's total customers billed to the combined total customers billed of all System companies for the preceding calendar year.

5. Other - Such other basis or bases as experience may show will provide, on a functional relationship, a more fair and equitable allocation of particular charges than any of the foregoing.

DEPARTMENT COST CONTROLS

Annual operating budgets, on a departmental basis, will be used and costs will be controlled independently for each department so as to maintain a periodic check on the balances, if any, over or underbilled to insure that services rendered are being billed at cost. Each department will be charged with all of its expenses, including overhead items allocated to it, and will be credited with amounts billed from the department for services rendered.
The accounts of each department will be maintained so as to be substantially in balance at all times. Accordingly, semiannual reviews will be made of balances to determine to what extent the billings should be adjusted to reflect actual cost.

BILLING

Bills will be provided Associate Company in sufficient detail so as to identify the services rendered and permit proper accounting distribution of the charges under the Associate Company's prescribed Uniform System of Accounts. Detail on the bill will include: (1) Department; (2) Function or type of service; (3) Nature of charges, whether direct or indirect (overhead); and (4) Source of charges, if direct.